BlackRock Preferred and Equity Advantage Trust
40 East 52nd Street
New York, NY 10022

                                                                         December 27, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and Rule 17g-1 thereunder, I hereby enclose for filing an amendment to the joint fidelity bond (the "Bond") of the BlackRock closed-end funds. This amendment is being filed for the purpose of adding BlackRock Preferred and Equity Advantage Trust ("BTZ") (File No. 811-21972) to the coverage of the Bond.

Enclosed herewith in accordance with Rule 17g-1 please find: (i) a copy of the insurance binder for the endorsement to the Bond adding BTZ, (ii) a copy of the resolutions adopted by the Board of Trustees of BTZ on November 21, 2006 with respect to these matters and (iii) a copy of the joint insured bond agreement among BTZ and the other BlackRock closed-end funds named therein. BTZ was added to the Bond effective December 27, 2006, and the Bond will terminate September 29, 2007. In connection with this addition of BTZ to the Bond, premiums on the Bond for BTZ have been paid through September 29, 2007. Absent the joint fidelity bond, BTZ would have maintained an individual fidelity bond of $1,250,000.

Should you have any questions regarding this filing, feel free to contact me at (212) 810-3439.

Sincerely,

/s/ Vincent B. Tritto

Vincent B. Tritto
Secretary
BlackRock Global Equity Income Trust

INSURANCE BINDER 59684	FRANKCRYSTAL &COMPANY
FINANCIAL SQUARE • 32 OLD SLIP • NEW YORK, NY 10005 (212) 344-2444 • (800) 221-5830 TELEX: 222792 • CABLE: CRYSTINSCOS TELECOPIER: (212) 425-7017

Insured's Mailing Address	BlackRock Closed End Funds 40 East 52"d Street New York, NY 10022	Date Typed 12/21/06 By: sdd NE: RDN Insured's No. Telephone Confirmation ☐ Date With Whom
Company or Agency	National Union Fire Insurance Company c/o American International Group, Inc. 175 Water Street, New York, NY 10038
New Order ☐ Endorsement ☐ Renewal ☐ Rewrite ☐ Information Only ☒		Inception or Effective Date 9/29/06 Expiration 9/29/07 Policy No. 673-81-26 Company National Union Fire Insurance Co. Prepaid ☐ Installment ☐ Premium
Name (if different from mailing address)
Location(s) (if different from mailing address)
Type of Coverage - Mutual Fund Directors and Officers Professional Liability
Specifications - It is hereby understood and agreed, that the following Fund will be added to the above referenced policy as an Additional Named Insured as of December 27, 2006:

Additional Named Insured:

BlackRock Preferred and Equity Advantage Trust

All other terms and conditions remain unchanged.

Mortgagee ☐ Loss Payee ☐ Additional Insured ☐ Other ☐
Enclosure ☐
The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or
Endorsement by the Assured.

Remarks ☐
For Frank Crystal & Co., Inc. Refer to: Robert Duran	Name of Underwriter: (Print or Type) Ronald Fiamma Signature Original Signature on file with Frank Crystal & Co.
Admitted ☒ Non Admitted ☐	For (Insurance Company) National Union Fire Insurance Company Date Signed

INSURANCE BINDER 59689	FRANKCRYSTAL &COMPANY
FINANCIAL SQUARE • 32 OLD SLIP • NEW YORK, NY 10005 (212) 344-2444 • (800) 221-5830 TELEX: 222792 • CABLE: CRYSTINSCOS TELECOPIER: (212) 425-7017

Insured's Mailing Address	BlackRock Closed End Funds 40 East 52nd Street New York, NY 10022	Date Typed 12/21/06 By: sdd A/E: RDN Insured's No. Telephone Confirmation ☐ Date With Whom
Company or Agency	Vigilant Insurance Company c/o Chubb 55 Water Street, New York, NY 10041
New Order ☐ Endorsement ☐ Renewal ☐ Rewrite ☐ Information Only☒		Inception or Effective Date 9/29/06 Expiration 9/29/07 Policy No. 8144-8382 Company Vigilant Insurance Company Prepaid ☐ Installment ☐ Premium
Name (if different from mailing address)
Location(s) (if different from mailing address)
Type of Coverage - Registered Management Investment Company Bond
Specifications - It is hereby understood and agreed, that the following Fund will be added to the above referenced policy as Additional Named Insured as of December 27, 2006:

Additional Named Insured:

BlackRock Preferred and Equity Advantage Trust
All other terms and conditions remain unchanged.

Mortgagee ☐ Loss Payee ☐ Additional Insured ☐ Other ☐
Enclosure ☐
The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

Remarks ☐
For Frank Crystal & Co., Inc. Refer to: Robert Duran	Name of Underwriter: (Print or Type) Lisa Friscia Signature Original Signature on file with Frank Crystal & Co.
Admitted ☒ Non-Admitted ☐	For (Insurance Company) Vigilant Insurance Company Date Signed

INSURANCE BINDER 59690	FRANKCRYSTAL &COMPANY
FINANCIAL SQUARE • 32 OLD SLIP • NEW YORK, NY 10005 (212) 344-2444 • (800) 221-5830 TELEX: 222792 • CABLE: CRYSTINSCOS TELECOPIER: (212) 425-7017

Insured's Mailing Address	BlackRock Closed End Funds 40 East 52nd Street New York, NY 10022	Date Typed 12/21/06 By: sdd NE: RDN Insured's No. Telephone Confirmation ☐ Date With Whom
Company or Agency	St. Paul Mercury Insurance Company c/o St. Paul Travelers 485 Lexington Avenue New York, NY 10017
New Order ☐ Endorsement ☐ Renewal ☐ Rewrite ☐ Information Only ☒		Inception or Effective Date 9/29/06 Expiration 9/29/07 Policy No. 490PB1278 Company St. Paul Mercury Insurance Company Prepaid ☐ Installment ☐ Premium
Name (if different from mailing address)
Location(s) (if different from mailing address)
Type of Coverage - Excess Registered Management Investment Company Bond
Specifications - It is hereby understood and agreed, that the following Fund will be added to the above referenced policy as Additional Named Insured as of December 27, 2006:

Additional Named Insured:

BlackRock Preferred and Equity Advantage Trust

All other terms and conditions remain unchanged.

Mortgagee ☐ Loss Payee ☐ Additional Insured ☐ Other ☐
Enclosure ☐
The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

Remarks ☐
For Frank Crystal & Co., Inc. Refer to: Robert Duran	Name of Underwriter: (Print or Type) Richard Fachet Signature Original Signature on file with Frank Crystal & Co.
Admitted ☒ Non Admitted ☐	For (Insurance Company) St. Paul Mercury Insurance Company Date Signed

BTZ RESOLUTION
--------------

Joint Fidelity Bond
-------------------

         RESOLVED, that the Board of Trustees of the Trust has determined that the participation by the Trust and other funds, series or accounts managed by the Advisor in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of the Trust; and further

         RESOLVED, that the agreement between the Trust and other funds, series or accounts managed by the Advisor to enter into the joint fidelity bond (the "Joint Insured Bond Agreement"), be, and it hereby is, adopted and approved substantially in the form previously approved and adopted by the Board of Trustees on behalf of the BlackRock Closed-End Funds, together with such changes and modifications as the officers of the Trust deem advisable; and further

         RESOLVED, that the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust or the Advisor, shall review such Joint Insured Bond Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of the Trust, and whether or not the premiums to be paid by the Trust are fair and reasonable; and further

         RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

         RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.

THE BLACKROCK CLOSED-END TRUSTS
JOINT INSURED BOND AGREEMENT

AGREEMENT, made as of this 27th day of December, 2006, between the investment companies listed on Schedule A (each an "Insured" and together, the "Insureds") pursuant to Rule 17g-1(f) under the Investment Company Act of 1940, as amended (the "1940 Act"), relating to the Insureds' joint insured bond (the "Bond").

The undersigned hereby consent to additional closed-end investment companies advised by BlackRock Advisors, LLC or its affiliates being named as additional Insureds under the Bond and this Agreement, and an officer of the BlackRock Closed-End Trusts shall periodically revise Schedule A to reflect any such additions.  The Secretary of the  BlackRock Closed-End Trusts or his or her designee may maintain the official version of Schedule A, as it may be revised from time to time pursuant to this Agreement, in electronic format.

The undersigned hereby agree that in the event recovery is received under the Bond as a result of a loss sustained by one or more of the Insureds, each Insured entitled to share in such recovery shall receive an equitable and proportionate share of the recovery, and in all such events such share of the recovery shall be an amount that is at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by Rule 17g-1(d) under the 1940 Act.

By and on behalf of each of the Insureds

/s/ Vincent B. Tritto
Name:  Vincent B. Tritto
Title: Secretary

SCHEDULE A

BlackRock Broad Investment Grade 2009 Term Trust Inc.
BlackRock Broad Investment Grade 2009 Term Trust Inc. Sub.
BlackRock California Insured Municipal 2008 Term Trust Inc.
BlackRock California Insured Municipal Income Trust
BlackRock California Investment Quality Municipal Trust Inc.
BlackRock California Municipal 2018 Term Trust
BlackRock California Municipal Bond Trust
BlackRock California Municipal Income Trust
BlackRock California Municipal Income Trust II
BlackRock Core Bond Trust
BlackRock Dividend AchieversTM Trust
BlackRock Enhanced Dividend AchieversTM Trust
BlackRock Florida Insured Municipal 2008 Term Trust
BlackRock Florida Municipal 2020 Term Trust
BlackRock Florida Insured Municipal Income Trust
BlackRock Florida Investment Quality Municipal Trust
BlackRock Florida Municipal Bond Trust
BlackRock Florida Municipal Income Trust
BlackRock Global Energy and Resources Trust
BlackRock Global Floating Rate Income Trust
BlackRock Global Opportunities Equity Trust
BlackRock Health Sciences Trust
BlackRock High Income Shares
BlackRock High Yield Trust
BlackRock Income Opportunity Trust Inc.
BlackRock Income Trust Inc.
BlackRock Insured Municipal 2008 Term Trust Inc.
BlackRock Insured Municipal Income Trust
BlackRock Insured Municipal Term Trust
BlackRock Investment Quality Municipal Trust Inc.
BlackRock Limited Duration Income Trust
BlackRock Long-Term Municipal Advantage Trust
BlackRock Maryland Municipal Bond Trust
BlackRock Municipal 2018 Term Trust
BlackRock Municipal 2020 Term Trust
BlackRock Municipal Bond Trust
BlackRock Municipal Income Trust
BlackRock Municipal Income Trust II
BlackRock New Jersey Investment Quality Municipal Trust Inc.
BlackRock New Jersey Municipal Bond Trust
BlackRock New Jersey Municipal Income Trust
BlackRock New York Insured Municipal 2008 Term Trust Inc.
BlackRock New York Insured Municipal Income Trust
BlackRock New York Investment Quality Municipal Trust Inc.
BlackRock New York Municipal 2018 Term Trust
BlackRock New York Municipal Bond Trust
BlackRock New York Municipal Income Trust
BlackRock New York Municipal Income Trust II
BlackRock Pennsylvania Strategic Municipal Trust
BlackRock Preferred and Equity Advantage Trust
BlackRock Preferred Opportunity Trust
BlackRock Real Asset Equity Trust
BlackRock Strategic Bond Trust
BlackRock Strategic Dividend AchieversTM Trust
BlackRock Strategic Municipal Trust
BlackRock Virginia Municipal Bond Trust
BlackRock World Investment Trust
S&P Quality Rankings Global Equity Managed Trust

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